FOX LAW OFFICES, P.A.

561 NE ZEBRINA SENDA

JENSEN BEACH, FLORIDA 34957

Telephone: (772) 225-6435

*Admitted also in
Pennsylvania

Dietrich A. King

Securities and Exchange Commission

Washington, D.C. 20549

In re: Eastern World Solution, Inc., Form 8-K, filed April 2, 2012

File No. 000-54277

Dear Mr. King:

This letter is to confirm our telephonic response to Mr. Lee with respect to your inquiry of April 5, 2012.

As I advised Mr. Lee, we did not regard the acquisition of the business concept and the business plan as sufficient to take the Company out of the Commission’s definition of a shell company and, accordingly, did not so claim in the Form 8-K.

The Company is in the process of implementing the business concept and executing the business plan and at the appropriate point of the business development, it will file a Form 8-K with respect to termination of the shell company status.

Yours truly,

FOX LAW OFFICES, P.A.

/s/ Richard C. Fox

By: Richard C. Fox